UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-35571

Gold Standard Ventures Corp.
(Name of Registrant)

Suite 610 - 815 West Hastings Street,
Vancouver, B.C., Canada V6C 1B4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Glenn Kumoi
Name:	Glenn Kumoi
Title:	VP General Counsel & Corporate Secretary

Date: April 17, 2020

EXHIBIT INDEX

EXHIBITS 99.1 THROUGH 99.12 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-225539), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

Exhibit	Description

99.1	Consent of Davidson & Company LLP
99.2	Consent of Art Ibrado
99.3	Consent of Matthew Sletten
99.4	Consent of Steven Ristorcelli
99.5	Consent of Michael Dufresne
99.6	Consent of Michael Lindholm
99.7	Consent of Thomas Dyer
99.8	Consent of Gary Simmons
99.9	Consent of Carl Defilippi
99.10	Consent of Richard DeLong
99.11	Consent of Kenneth Myers
99.12	Consent of Steven Koehler